

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 31, 2017

Stephen Carey
Vice President, Finance and Chief Financial Officer
ANI Pharmaceuticals, Inc.
210 Main Street West
Baudette, MN 56623

      Re: ANI Pharmaceuticals, Inc.
             Form 10-K for Fiscal Year Ended December 31, 2016
             Filed March 2, 2017
             File No. 001-31812

Dear Mr. Carey:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence by the staff.

                                             Division of Corporation Finance
                                           Office of Healthcare & Insurance